UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Acer Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00444P108

(CUSIP Number)

Chris Schelling

Acer Therapeutics Inc.

One Gateway Center, Suite 351

300 Washington Street

Newton, MA 02458

(844) 902-6100

With a copy to:

Mike Hird, Esq.

Patty M. DeGaetano, Esq.

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, CA 92130

(858) 509-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D
1.	NAMES OF REPORTING PERSONS Chris Schelling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,951,369
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,951,369
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,369 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 58,512 shares of common stock underlying stock options that will vest within 60 days of July 24, 2020.
(2)

Based on a total of 10,957,445 shares of Common Stock issued and outstanding as of July 24, 2020, according to information provided by the Issuer to the Reporting Person, plus 244,998 shares issued upon closing of the Private Placement (as defined in Item 3 below).

CUSIP No. 00444P108	Page 3 of 5

Item 1. Security and Issuer

This Amendment No. 1 amends the statement on Schedule 13D originally filed on September 29, 2017 (as amended, the “Statement”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Acer Therapeutics Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2. Identity and Background

(a) The name of the reporting person is Chris Schelling (the “Reporting Person”).

(b) The business address of the Reporting Person is One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458.

(c) The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer at the Issuer’s principal executive office located at One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458. The Reporting Person also serves as a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended, as the case may be, as follows:

The source and amount of funds used by the Reporting Person to acquire beneficial ownership of 142,857 shares of the Issuer’s Common Stock was personal funds in the amount of $499,999.50. The shares were purchased in a private placement transaction directly from the Issuer on July 24, 2020 (the “Private Placement”).

Item 4. Purpose of Transaction

Item 4 is supplemented and amended, as the case may be, as follows:

On July 24, 2020, the Reporting Person and other accredited investors entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer for the Private Placement in which the Issuer offered and sold an aggregate of 244,998 shares of the Issuer’s Common Stock to the investors at a price of $3.50 per share, resulting in aggregate proceeds to the Issuer of $857,493.00. Pursuant to the Purchase Agreement, the Reporting Person purchased 142,857 shares of Common Stock in the Private Placement. The shares purchased by the Reporting Person in the Private Placement constitute “restricted securities” under the federal securities laws and are subject to a minimum six-month holding period. The Private Placement closed on July 29, 2020.

The Reporting Person purchased the shares in the Private Placement and holds securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities

CUSIP No. 00444P108	Page 4 of 5

of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a periodic basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.

As President and Chief Executive Officer and a member of the Issuer’s Board of Directors, the Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,951,369 shares of Common Stock as of July 24, 2020, or approximately 17.3% of the outstanding shares of Common Stock, which includes 58,512 shares underlying stock options held by the Reporting Person which will vest within 60 days of July 24, 2020 and the 142,857 shares purchased in the Private Placement which closed on July 29, 2020.

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person’s cover page to this Schedule 13D/A, is based on a total of 10,957,445 shares of the Common Stock issued and outstanding as of July 24, 2020, according to information provided by the Issuer to the Reporting Person, plus an aggregate of 244,998 shares issued upon closing of the Private Placement. All of the share numbers reported herein, and on the Reporting Person’s cover page to this Schedule 13D/A, are as of July 24, 2020, unless otherwise indicated.

(b) The Reporting Person has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in Item 5(a) above.

(c) As of July 24, 2020, the Reporting Person acquired beneficial ownership of 142,857 shares of Common Stock as a result of the Private Placement. Except as set forth in the preceding sentence, the Reporting Person has not effected any transaction in shares of the Common Stock during the date 60-day period prior to the filing of this Schedule 13D.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of July 24, 2020, by and among Acer Therapeutics Inc. and the investors named on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2020).

[signature page follows]

CUSIP No. 00444P108	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 3, 2020

/s/ Chris Schelling
Chris Schelling